EXHIBIT 99.2

June 25, 2024

Ontario Securities Commission (“Principal Regulator”) British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Government of Prince Edward Island

Re:	Americas Gold and Silver Corporation (the “Company”) - Report of Voting Results pursuant to Section 11.3 of National Instrument 51‐102 – Continuous Disclosure Obligations (“NI 51‐102”)

Following the annual meeting of shareholders of the Company, held on June 25, 2024 (the “Meeting”), and in accordance with section 11.3 of NI 51‐102, we hereby advise you of the following voting results obtained at the Meeting:

The Scrutineer’s report recorded that there were 99 shareholders represented in person or by proxy at the Meeting representing 108,292,557 common shares (or approximately 43.14% of the issued and outstanding common shares of the Company.

1.	Election of Directors

The election of directors was conducted by a show of hands. Each of the eight nominees in the Company’s management information circular dated May 21, 2024 were elected to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The percentage of votes cast “for” or “against” from the vote are set forth below opposite the name of each elected director based on proxies received.

Nominee	Votes For	% For	Votes Against	% Against
Darren Blasutti	78,513,968	93.74%	5,239,457	6.26%
Christine Carson	78,714,392	93.98%	5,039,032	6.02%
Alex Davidson	72,063,020	86.04%	11,690,405	13.96%
Alan Edwards	78,866,933	94.17%	4,886,492	5.83%
Bradley Kipp	72,136,981	86.13%	11,616,443	13.87%
Gordon Pridham	72,092,830	86.08%	11,660,594	13.92%
Manuel Rivera	78,718,678	93.99%	5,034,747	6.01%
Lorie Waisberg	68,654,700	81.97%	15,098,725	18.03%

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2.	Appointment of Independent Auditor

PricewaterhouseCoopers LLP was reappointed as independent auditor of the Company for the ensuing year, and the Board of Directors were authorized to fix the remuneration of the auditors. The resolution was approved by shareholders by a show of hands. The percentage of votes cast “for” or “withheld” from the vote are set forth below as follows:

Votes For	% For	Votes Withheld	% Withheld
106,491,837	98.34%	1,799,567	1.66%

3.	Approval of Share Issuance Proposal

The issuance of up to 27,500,000 common shares, which is in excess of 25% of the issued and outstanding common shares of the Company (as at June 12, 2023), issuable upon the retraction of the convertible debentures was approved.  The resolution was approved by shareholders by a show of hands.  The percentage of votes cast “for” or “against” from the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against
77,263,211	92.25%	6,490,214	7.75%

Yours truly,

AMERICAS GOLD AND SILVER CORPORATION

Per:

“Peter McRae”
Peter J. McRae
Sr. Vice President, Corporate Affairs & Chief Legal Officer

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